Exhibit 1

Media Relations Jorge Pérez +52 81 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 81 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 81 8888-4136 ir@cemex.com

CEMEX ANNOUNCES SUBSCRIPTION
ISSUE PRICE OF NEW CPOs

MONTERREY, MEXICO. MARCH 29, 2012 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that as a result of the application of retained earnings for a capital increase approved by CEMEX’s shareholders at the general ordinary shareholders meeting held on February 23, 2012, current CEMEX shareholders will receive new shares as follows:

•	1 new CEMEX CPO per 25 CEMEX CPOs held, or, if applicable, 3 new shares per 75 shares currently outstanding.
•	Holders of CEMEX American Depositary Shares (“ADS”) will receive 1 newly issued ADS per 25 ADSs held.
•	No cash will be distributed by CEMEX, including fractions from which no shares are issued.

The delivery of the new CPOs or shares, as applicable, will be made starting on March 30, 2012. Only holders of record of CEMEX CPOs or ADSs as of March 29, 2012 (the record date) will receive new shares as a result of the increase in the capital stock. The new ADSs to be issued will be distributed on or about April 3, 2012. Each ADS represents 10 CPOs.

As a result of all of the above, the conversion rate of CEMEX’s convertible subordinated notes due 2015 (the “2015 Convertible Notes”), 2016 and 2018 (the “2016 and 2018 Convertible Notes”), as well as CEMEX’s mandatory convertible obligations due 2019 (the “2019 Convertible Notes”) will be adjusted accordingly. The new conversion rate for the 2015 Convertible Notes will be 82.7227 ADSs per U.S.$1,000 principal amount of 2015 Convertible Notes, equivalent to a conversion price of approximately U.S.$12.09 per ADS. The new conversion rate for the 2016 and 2018 Convertible Notes will be 95.8525 ADSs per U.S.$1,000 principal amount of 2016 and 2018 Convertible Notes, equivalent to a conversion price of approximately U.S.$10.43 per ADS. The new conversion rate for the 2019 Convertible Notes will be 418.4494 CPOs per each obligation, equivalent to a conversion price of approximately MXN$21.27 per CPO.

The subscription price is MXN$9.8792 per new CEMEX CPO. The shares will be subscribed for at a price of MXN$3.2931 per share, of which MXN$0.00277661 will go to our capital stock and the remaining amount as premium for the subscription of capital, and will be deemed fully paid by a capitalization of retained earnings. No payment by shareholders in connection with the issuance of the shares is required.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. CEMEX assumes no obligation to update or correct the information contained in this press release.